Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II
STATE UNIVERSITY OF NEW YORK

**Supplement Dated March 25, 2021, to the Contract Prospectus and
Contract Prospectus Summary, each Dated May 1, 2020**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

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IMPORTANT INFORMATION ABOUT THE
AMG MANAGERS FAIRPOINTE MID CAP FUND

At a meeting held on March 17-18, 2021, the Board of Trustees of AMG Funds IV approved the appointment of River Road Asset Management, LLC ("River Road") as subadviser to the AMG Managers Fairpointe Mid Cap Fund (the "Fund"). In connection with the appointment of River Road, the Fund changed its name from AMG Managers Fairpointe Mid Cap Fund to AMG River Road Mid Cap Value Fund.

Accordingly, all references in your contract prospectus and contract prospectus summary, as applicable, to "Fairpointe Capital LLC," as subadvisor to the Fund, are to be deleted and replaced with "River Road Asset Management, LLC" and all references to "AMG Managers Fairpointe Mid Cap Fund" are to be deleted and replaced with "AMG River Road Mid Cap Value Fund."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***